Exhibit 99.2

Kirkham Geosystems Ltd.

6331 Palace Place

Burnaby, British Columbia

Canada

Telephone: (604)529-1070

microlynx1@shaw.ca

TO:

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Northwest Territories Registrar of Securities

Nova Scotia Securities Commission

Nunavut Registrar of Securities

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission

Securities Commission of Newfoundland and Labrador

Yukon Registrar of Securities

I, Garth Kirkham, P.Geo. of Kirkham Geosystems Ltd., am responsible for preparing the technical report entitled “Mineral Resource Estimation of the Esperanza Gold Project, Morelos State, Mexico”, dated of March 1, 2014” (the “Technical Report”). I hereby consent to the filing with the regulatory authorities referred to above, of the Technical Report and any extracts from or a summary from Sections 1 through 20 of the Technical Report prepared for Alamos Gold Inc.

The Technical Report is in response to the acquisition of Esperanza Resources by Alamos Gold Inc. announced in a news release by Alamos Gold Inc., dated August 30, 2013.

Dated this 3rd Day of March 2014

“Garth David Kirkham”
Signature of Qualified Person

Garth David Kirkham
Name of Qualified Person